SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C. 20549

                       FORM 8-A/A

                  AMENDMENT NO. 2

For Registration of Certain Classes of Securities
     Pursuant to Section 12(b) or (g) of the
         Securities Exchange Act of 1934

          HARNISCHFEGER INDUSTRIES, INC.
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(Exact Name Of Registrant As Specified In Its Charter)

     Delaware                           39-1566457
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(State of incorporation  (I.R.S. Employer Identification No.)
 or organization

3600 South Lake Dr., St. Francis, Wisconsin           53235-3716
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(Address of principal executive offices)              (Zip Code)

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to
General Instruction A.(c), please check the following box.    /X /

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to
General Instruction A.(d), please check the following box.   /   /

Securities Act registration statement file number to which this form relates:____________
           (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so       Name of each exchange on which
registered                         each class is to be registered
-------------------------------    -------------------------------
Preferred Stock Purchase Rights    New York Stock Exchange
                                       Pacific Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                              None
                        (Title of Class)

The undersigned registrant hereby amends and restates Items 1 and 2 of its Registration Statement on form 8-A/A dated October 9, 1995, as set forth herein.

Item 1.   Amended and Restated Description of Registrant's
          Securities to be Registered.

     On February 6, 1989, the Board of Directors of Harnischfeger Industries, Inc., a Delaware corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each share of Common Stock, $1.00 par value, of the Company (the "Common Stock") payable on February 17, 1989 (the "Record Date") to stockholders of record at the close of business on the Record Date, and with respect to all shares of Common Stock that become outstanding after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights and the expiration of the Rights. Except as set forth below and subject to adjustment as provided in the Rights Agreement (as defined below), each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Corporation's Preferred Stock, Series D, par value $100 per share (the "Series D Preferred Stock"), at an exercise price of $75.00 per one one-thousandth of a share (the "Purchase Price").
The description and terms of the Rights are set forth in a Rights
Agreement dated as of February 8, 1989, as amended as of October 9, 1995 and September 15, 1998 (the "Rights Agreement"), between the Company and BankBoston, N.A. (formerly The First National Bank of Boston), as Rights
Agent (the "Rights Agent").

     The Rights will be evidenced by Common Stock certificates and not by separate certificates until the close of business on the earlier of (i) the tenth day after the public disclosure that a person or group (an "Acquiring Person"), together with persons affiliated or associated with it, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (the "Stock Acquisition Date") and (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) after the first date of the commencement of, or first public disclosure of an intention to commence, a tender offer or exchange offer for securities of the Company by a person other than the Company and certain related entities if, upon consummation thereof, such person or group, together with persons affiliated or associated with it, could acquire beneficial ownership of 15% or more of the outstanding Common Stock
(the earlier of such dates being called the "Distribution Date"). Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable with and only with the Common Stock (except in connection with redemption of the Rights). Until the Distribution Date
(or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer, replacement or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. From and after the Distribution Date, such separate Rights Certificates alone will evidence the Rights.

     The Rights will first become exercisable on the Distribution Date (unless sooner redeemed). The Rights will expire at the close of business on February 17, 2009 (the "Expiration Date"), unless earlier redeemed by the Company as described below.

     The Purchase Price and the number of shares of Series D Preferred
Stock or other securities, cash or other property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend or distribution on, or a subdivision, combination or reclassification of, the Series D Preferred Stock, (ii) upon the grant to holders of the Series D Preferred Stock of certain rights, options, or warrants to subscribe for Series D Preferred Stock or securities convertible into Series D Preferred Stock at less than the current market price of the Series D Preferred Stock, or (iii) upon the distribution to holders of the Series D Preferred Stock of other securities, cash
(excluding regular periodic cash dividends at an annual rate not in excess of 125% of the annualized rate of cash dividends paid during the then preceding fiscal year), property, evidences of indebtedness, or assets.

     In the event that, following the Distribution Date, the Company is acquired in a merger or other business combination in which the Common Stock does not remain outstanding or is changed or 50% or more of its consolidated assets or earning power is sold, leased, exchanged, mortgaged, pledged or otherwise transferred or disposed of (in one transaction or a series of related transactions), then the Rights will "flip-over" and entitle each holder of a Right to purchase, upon the exercise of the Right at the then-current Purchase Price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such Purchase Price.

     In the event that any person becomes an Acquiring Person (a
"Triggering Event"), the Rights will "flip-in" and entitle each holder of a Right, except as provided below, to purchase, upon exercise at the then-current Purchase Price, that number of shares of Common Stock having a market value of two times such Purchase Price.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. Holders will have no right to receive fractional shares of Series D Preferred Stock (other than fractions which are integral multiples of one one-thousandths of a share of Series D Preferred Stock) upon the exercise of Rights. In lieu of such fractional shares, an adjustment in cash may be made based on the market price of the Series D Preferred Stock on the last trading date prior to the date of exercise, or the Company may issue scrip, warrants or depositary receipts.

     If the Board of Directors determines in good faith that a person who would otherwise be an Acquiring Person has become such inadvertently, and such person divests as promptly as practicable a sufficient number of shares of Common Stock so that such person would no longer be an Acquiring Person, then such person shall not be deemed an Acquiring Person.

     Any Rights beneficially owned at any time on or after the earlier of the Distribution Date and the Stock Acquisition Date by an Acquiring Person or an affiliate or associate of an Acquiring Person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of a Triggering Event, and any holder of such Rights will have no right to exercise such Rights.

     At any time prior to the earlier of (i) such time as any person becomes an Acquiring Person, (ii) the effective time of a business combination with the Company that follows a Stock Acquisition Date and
(iii) the Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.02 per Right. Immediately upon the action of the Company's Board of Directors electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights thereafter will be to receive the applicable redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than with respect to stock of the Company owned by such holder), including, without limitation, the right to vote or to receive dividends or distributions.

     At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date will occur); provided, however, that the Rights Agreement may not be amended to change the Purchase Price, the number of shares of Series D Preferred Stock, other securities, cash or other property obtainable upon exercise of a Right, or the redemption price, or to provide for an earlier Expiration Date. After the Distribution Date, the Rights
Agreement may be amended only to cure ambiguities, to correct inconsistent provisions, or in ways that do not adversely affect the Rights holders.

     Each share of Series D Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $50 per share but will be entitled to an aggregate dividend of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series D Preferred Stock will be entitled to a minimum preferential liquidation payment of $1000 per share but will be entitled to an aggregate payment of 1000 times the payment made per share of Common Stock. Each share of Series D Preferred Stock will have 1000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Series D Preferred Stock will be entitled to received 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to a person becoming an Acquiring Person or the effective time of such merger or other business combination, because until any such time the Rights may be redeemed by the Company at $.02 per Right.

     Copies of the Rights Agreement and the Amendments thereto are available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Amendments thereto, which are Exhibits hereto and incorporated herein by this reference.

ITEM 2 - EXHIBITS

1.   Rights Agreement dated as of February 8, 1989, between
     Harnischfeger Industries, Inc. and BankBoston, N.A., formerly known as The First National Bank of Boston, as Rights Agent
     (Incorporated by reference to Exhibit 1 of the registrant's Registration Statement on Form 8-A dated
     February 9, 1989).

2.   Amendment, dated as of October 9, 1995, to the Rights
     Agreement, dated as of February 8, 1989, between Harnischfeger Industries, Inc. and The First National Bank of Boston, as Rights Agent (Incorporated by reference to Exhibit 4 of the registrant's Current Report on Form 8-K dated October 11, 1995).

3.   Amendment, dated as of September 15, 1998, to the Rights
     Agreement, dated as of February 8, 1989, as amended as of October 9, 1995 between Harnischfeger Industries, Inc. and BankBoston, N.A., formerly known as The First National Bank of Boston, as Rights Agent (Incorporated by reference to Exhibit 4 of the registrant's Current Report on Form 8-K dated September 15, 1998).

                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  September 21, 1998

                    HARNISCHFEGER INDUSTRIES, INC.


                    By: /s/  James C. Benjamin
                         ------------------------------------
                         James C. Benjamin
                         Vice President and Controller

                    EXHIBIT INDEX

EXHIBIT
NO.

1. Rights Agreement dated as of February 8, 1989, between Harnischfeger Industries, Inc. and BankBoston, N.A., formerly known as The First National Bank of Boston, as Rights Agent (Incorporated by reference to Exhibit 1 of the registrant's Registration Statement on Form 8-A dated February 9, 1989)

2.   Amendment, dated as of October 9, 1995, to the Rights
     Agreement, dated as of February 8, 1989, between Harnischfeger Industries, Inc. and The First National Bank of Boston, as Rights Agent (Incorporated by reference to Exhibit 4 of the registrant's Current Report on Form 8-K dated October 11, 1995).

3. Amendment, dated as of September 15, 1998, to the Rights Agreement, dated as of February 8, 1989, as amended as of October 9, 1995, between Harnischfeger Industries, Inc. and BankBoston, N.A., formerly known as The First National Bank of Boston, as Rights Agent (Incorporated by reference to Exhibit 4 of the registrant's Current Report on Form 8-K dated September 15, 1998).